                                                      [LOGO OF METLIFE COMPANY]
                                        MetLife Investors USA Insurance Company

POLICY NUMBER: [SPECIMEN]

INSURED: [JOHN DOE]

                                  LIFE POLICY

                                 PARTICIPATING

Premiums are payable for a specified period. If the Insured dies while this Policy is in force, we will pay the Policy Proceeds to the Beneficiary. We must receive proof of the Insured's death. Any payment will be subject to all of the provisions of this Policy.

                            RIGHT TO EXAMINE POLICY

PLEASE READ THIS POLICY. YOU MAY RETURN THIS POLICY TO US OR TO OUR REPRESENTATIVE THROUGH WHOM IT WAS PURCHASED WITHIN [10] DAYS FROM THE DATE YOU RECEIVE IT. IF YOU RETURN IT WITHIN THIS PERIOD, WE WILL REFUND ANY PREMIUM PAID AND THE POLICY WILL BE VOID FROM THE START.

This Policy is a legal contract between the Owner and MetLife Investors USA Insurance Company. PLEASE READ YOUR CONTRACT CAREFULLY.

Signed for the Company at its Main Administrative Office, Irvine, CA 92614

/s/ Michael Farrell                 /s/ Richard C. Pearson
----------------------------------  ------------------------------------------
PRESIDENT                           SECRETARY


5E-10-06                             1

                       ALPHABETIC GUIDE TO YOUR CONTRACT

SECTION                                        SECTION
-------                                        -------
     2  Assignments                                10  Life Income Options
     1  Attained Age                               12  Life Income Tables
     5  Automatic Premium Loan                     10  Limitations
     7  Basis of Computation                        8  Loans
     2  Beneficiary                                 8  Loan and Loan Interest Repayments
     7  Cash Surrender Value                       12  Minimum Payments under Payment Options
     7  Cash Value                                  3  Misstatement of Age or Sex
     2  Change of Owner or Beneficiary             11  Other Frequencies and Options
    10  Choice of Payment Options; Option Date      2  Owner
     3  Claims of Creditors                        10  Payee
     3  Contract                                   10  Payment
    10  Death of Payee                             10  Payment of Policy Benefits
     1  Definitions in This Policy                  5  Payment of Premiums
     1  Designated Office                          11  Payment Options
     2  Designation of Owner and Beneficiary        3  Payments Under the Contract
     9  Dividends                                   1  Policy Date
     9  Dividend at Death                           8  Policy Loan Affects Dividends
     9  Dividend Options                            1  Policy Loan Balance
     9  Election of Dividend Option                 4  Policy Proceeds
     6  Election of Lapse Option                    1  Premiums
     1  Excess Loan                                 6  Reduced Paid-Up Insurance Option
     6  Extended Term Insurance Option              6  Reinstatement
     8  Fixed Loan Interest Rate                    2  Requests for Changes and/or Information
     7  Fully Paid-Up                          11, 12  Single Life Income
     5  Grace Period                           11, 12  Single Life Income - 10 Year Guaranteed Payment
                                                       Period
     3  Illustration of Benefits and Values         3  Statements in Application
     3  Incontestability                            3  Suicide Exclusion
     1  Insured                                     7  Surrender
     1  Issue Age                                   3  Unisex Basis
     1  Issue Date                                  1  We, Us and Our
11, 12  Joint and Survivor Life Income              1  You and Your
     6  Lapse of Policy
     6  Lapse Options

Additional Benefit Riders, Modifications and Amendments, if any, and copies of the Applications are found following the final section.


 5E-10-06                             2

                             POLICY SPECIFICATIONS

INSURED                                  [JOHN DOE]

POLICY NUMBER                            [SPECIMEN]

POLICY DATE                              [JUNE 16, 2006]

ISSUE DATE                               [JUNE 16, 2006]

PLAN                                     [WHOLE LIFE]

FACE AMOUNT                              [$10,000]

ISSUE AGE OF INSURED                     [35]

SEX                                      [MALE]

FIXED LOAN INTEREST RATE                 [6.0%]

MAXIMUM FEE FOR ILLUSTRATION OF BENEFITS [$25]

GUARANTEED FULLY PAID-UP DATE            [JUNE 16, 2071]*

BENEFITS - AS SPECIFIED IN POLICY AND IN ANY RIDER

SCHEDULE OF BENEFITS AND ANNUAL PREMIUMS

                                             ANNUAL    YEARS       RISK
   BENEFIT                                   PREMIUM  PAYABLE CLASSIFICATION
   -------                                  --------  ------- --------------
   [WHOLE LIFE PAID-UP AT 100]              [$258.10]   [65]    [STANDARD
                                                                   SMOKER]
   TOTAL PREMIUM ON POLICY DATE:

      ANNUAL                                [$258.10]

--------
* This is the date on which the Policy is guaranteed to qualify to be changed to a fully Paid-Up policy. See the Fully Paid-Up provision. This guarantee is based on the assumption: no dividends will be paid on the Policy; all premiums for the Policy are paid in the amount and on the schedule indicated; all Scheduled Premiums for an Option to Purchase Additional Insurance Rider are paid in the amount and on the schedule indicated on the initial application; and no Policy Loan is taken prior to this date.


 5E-10-06                             3

                          TABLE OF GUARANTEED VALUES

INSURED:                  [JOHN DOE]                POLICY NUMBER:               [SPECIMEN]
POLICY DATE:              [JUNE 16, 2006]           NONFORFEITURE INTEREST RATE: [4.0%]
MORTALITY TABLE:          [2001 CSO MORTALITY
                          TABLE FOR A MALE SMOKER,
                          AGE NEAREST BIRTHDAY]

                              REDUCED PAID-UP
END OF POLICY YEAR CASH VALUE    INSURANCE    EXTENDED TERM INSURANCE
------------------ ---------- --------------- -----------------------
                                              YEARS        DAYS
                                              -----        ----
            1      $      --     $      --      0            0
            2          10.00            --      0          164
            3         100.00            --      4           14
            4         230.00        810.00      7          245
            5         360.00      1,226.00     10          131
            6         490.00      1,615.00     12           12
            7         630.00      2,010.00     14           83
            8         770.00      2,379.00     15          168
            9         910.00      2,723.00     16          164
           10       1,060.00      3,075.00     17          119
           11       1,200.00      3,376.00     17          314
           12       1,350.00      3,684.00     18          112
           13       1,510.00      3,999.00     18          266
           14       1,660.00      4,266.00     18          350
           15       1,820.00      4,539.00     19           60
           16       1,990.00      4,817.00     19          138
           17       2,160.00      5,077.00     19          189
           18       2,330.00      5,319.00     19          213
           19       2,500.00      5,546.00     19          213
           20       2,680.00      5,782.00     19          220

    25 Age 60       3,560.00      6,737.00     18          349
    30 Age 65       4,460.00      7,506.00     17          216
    35 Age 70       5,340.00      8,108.00     15          313

On request, we will provide values for dates not shown.


 5E-10-06                             4

                   1. DEFINITIONS IN THIS POLICY

ATTAINED AGE       The Issue Age plus the number of completed policy years.
                   This includes any period during which this Policy was lapsed.

DESIGNATED OFFICE  Our Home Office or any other office we designate.

EXCESS LOAN        An Excess Loan occurs when the Policy Loan Balance exceeds:
                   the Cash Value of the Policy; plus the Cash Value of any Paid-Up Additions; plus any Dividend Accumulations; plus the Cash Value of any other rider attached to this Policy.

INSURED The person whose life is covered under this Policy. See the Policy Specifications page.

ISSUE AGE          The age of the Insured as of his or her birthday nearest to the Policy Date.

ISSUE DATE         The effective date of the coverage under this Policy is the
                   Issue Date shown on the Policy Specifications page. It is also the date from which the contestable and suicide provisions for the coverage are measured.

POLICY DATE        Policy years, months and anniversaries are all measured
                   from the Policy Date. It is shown on the Policy
                   Specifications page.

POLICY LOAN        The Policy Loan Balance at any time equals the outstanding
BALANCE            Loan plus Loan Interest accrued to date.

PREMIUMS Premiums are your payments to us. If you pay premiums on an annual mode, the due date is your policy anniversary each year. If you pay premiums on other than an annual mode, the due date is the policy anniversary and each semi-annual, quarterly or monthly anniversary as applicable.

YOU AND YOUR       The Owner of this Policy.

                   In the Application the words "you" and "your" refer to the proposed insured person(s).

WE, US AND OUR     MetLife Investors USA Insurance Company.


 5E-10-06                             5

                   2. PERSONS WITH AN INTEREST IN THE POLICY

OWNER The Owner of the Policy is named in the Application (see copy attached); but the Owner can be changed before the death of the Insured. The new Owner will succeed to all rights of the Owner, including the right to make a further change of Owner. If there is more than one Owner at a given time, all must exercise the rights of ownership by joint action. Ownership may be changed in accordance with the Change of Owner or Beneficiary provision.

                   The Owner may be someone other than the Insured and may be a person, a partnership, a corporation, a fiduciary or any other legal entity. At the death of the Owner, his or her estate will be the Owner, unless a successor Owner has been named. The rights of the Owner will end at the death of the Insured.

BENEFICIARY        The Beneficiary is named in the Application (see copy
                   attached); but the Beneficiary can be changed before the death of the Insured. An irrevocable Beneficiary cannot be changed without his or her consent. The Beneficiary can be a person, a corporation, a partnership, a fiduciary or any other legal entity. A person must survive the Insured to qualify as Beneficiary. If none survives, the proceeds will be paid to the Owner.

                   Any payment we make will terminate our liability with respect to such payment.

CHANGE OF OWNER    During the Insured's lifetime you may change the ownership
OR BENEFICIARY     and beneficiary designations, subject to any restrictions
                   as stated in the Owner and Beneficiary provisions. You must make the change in written form satisfactory to us. If acceptable to us, the change will take effect as of the time you signed the request, whether or not the Insured is living when we receive your request at our Designated
                   Office. The change will be subject to any assignment of this Policy or other legal restrictions. It will also be subject to any payment we made or action we took before we recorded the change. A change of ownership will void any prior Beneficiary designation.

ASSIGNMENTS        An absolute assignment of the Policy by you is a change of
                   Owner and Beneficiary to the assignee. A collateral assignment of the Policy by you is not a change of Owner or Beneficiary; but their rights will be subject to the terms of the assignment. Assignments will be subject to all payments made and actions taken by us before a signed copy of the assignment form is recorded by us at our Designated
                   Office. We will not be responsible for determining whether or not an assignment is valid.

DESIGNATION OF     A numbered sequence can be used to name successive Owners
OWNER AND          or Beneficiaries. Co-Beneficiaries will receive equal
BENEFICIARY        shares unless otherwise stated.

                   In naming Owners or Beneficiaries, unless otherwise stated:

                   1. "Child" includes an adopted or posthumous child;

                   2. "Provision for issue" means that if a Beneficiary does not survive the Insured, the share of that Beneficiary will be taken by his or her living issue by right of representation; and

                   3. A family relation such as "wife", "husband" or "child" means relation to the Insured.

                   At the time of payment of benefits, we can rely on an affidavit of any Owner or other responsible person to determine family relations or members of a class.

REQUESTS FOR       Submit all requests for change and/or information in
CHANGES AND/OR     writing to our Designated Office.
INFORMATION


 5E-10-06                             6

                   3. GENERAL PROVISIONS

THE CONTRACT       We have issued this Policy in consideration of the
                   Application and payment of premiums. The Policy, the Application, any riders, any endorsements, and any Application for adjustment of the Policy constitute the entire contract and are made a part of the Policy when the insurance applied for is accepted. The Policy may be changed by mutual agreement. Any change must be in writing and approved by our President or Secretary. Our representatives have no authority to alter or modify any terms, conditions, or agreements of this Policy, or to waive any of its provisions.

PAYMENTS UNDER     All contract amounts are in U.S. currency. Payments by us
THE CONTRACT       under the contract will be made by the Designated Office.
                   Our obligations are subject to all payments made and actions taken by us under the Policy before we record proof of the Insured's death at our Designated Office.

STATEMENTS IN      All statements made by the Insured or on his or her behalf,
APPLICATION        or by the applicant, will be deemed representations and not warranties, except in the case of fraud. Material misstatements will not be used to void the Policy or any rider or to deny a claim unless made in the application for the Policy or a rider.

CLAIMS OF          To the extent permitted by law, neither the Policy nor any
CREDITORS          payment under it will be subject to the claim of creditors or to any legal process.

MISSTATEMENT OF    If there is a misstatement of age or sex in the
AGE OR SEX         Application, the values and benefits will be the amounts
                   that the premiums paid would have purchased for the correct age and sex.

                   If we make any payment or policy changes in good faith, relying on our records or evidence supplied to us, our duty will be fully discharged. We reserve the right to correct any errors in the Policy.

UNISEX BASIS       If this Policy is issued on a unisex basis, all rates,
                   benefits and values that contain differences based on sex are modified to provide the same for males and females. See page 3 for the issue basis.

INCONTESTABILITY   We cannot contest the coverage after this Policy has been
                   in force during the lifetime of the Insured for two years from its Issue Date. This provision will not apply to any rider that contains its own incontestability clause.

                   If this Policy was issued as the result of the exercise of an option given in another policy and proof of insurability was not required, the contestable period for that coverage will end at the same time as it would have under the original policy.

SUICIDE EXCLUSION  If the Insured dies by suicide, while sane or insane, within two years from the Issue Date, the amount payable will be limited to: the amount of premiums paid or the reserve if greater and required by state law; less any Policy Loan Balance on the date of death; and less any dividends paid in cash or used to reduce premiums.

                   If this Policy was issued as the result of the exercise of an option given in another policy and proof of insurability was not required, the suicide period for that coverage will end at the same time as it would have under the original policy.

ILLUSTRATION OF    You may make a written request to us for an Illustration of
BENEFITS           Benefits. We may charge a nominal fee for any requested
                   illustration after the first in each policy year. This fee will not exceed the Maximum Fee for Illustration of Benefits shown on the Policy Specifications page.


 5E-10-06                             7

                   4. POLICY BENEFITS

POLICY PROCEEDS    The Policy Proceeds are equal to:

                   1.  The Face Amount ; plus

                   2. Any insurance on the life of the Insured provided by a rider; plus

                   3.  Any Paid-Up Additions; plus

                   4.  Any Dividend Accumulations; plus

                   5.  Any dividend we credit at death; plus

                   6. Any part of a premium paid for coverage beyond the date of death; less

                   7.  Any premium due to the date of death; less

                   8.  Any Policy Loan Balance.

                   In no event will the amount payable upon the death of the Insured be less than the minimum amount required to permit the Policy to qualify as life insurance under the Federal income tax rules in effect on the Issue Date of the Policy.


 5E-10-06                             8

                   5. PREMIUMS AND GRACE PERIOD

PAYMENT OF         Your first premium is due as of the Policy Date. While the
PREMIUMS           Insured is living, premiums after the first premium must be paid at our Designated Office. A premium receipt will be furnished upon request. If this Policy is in your possession and you have not paid the first premium, it is not in force. It will be considered that you have the Policy for inspection only.

                   Premiums for the Policy are shown on the Policy Specifications page. No payment is due or payable for any period after the death of the Insured.

                   Payment can be at any premium mode we make available. A change in premium mode will be processed on the paid-to-date on or following our approval of your request to change the mode.

                   You may request to pay premiums with: yearly dividends (see the Dividend Options provision); the cash value of any Paid-Up Additions; any Dividend Accumulations; or any combination thereof.

GRACE PERIOD       There is a Grace Period of 31 days in which to pay a
                   premium, without interest, after its due date. The insurance remains in force during the Grace Period.

AUTOMATIC PREMIUM  If this option has been elected in writing and if a premium
LOAN is not paid by the end of its Grace Period, a premium will be paid automatically to the next due date by using any available Loan Value of the Policy. (See the Loans Section.) The automatic premium loan will be effective on the last day of the Grace Period for that premium. If the available Loan Value is not sufficient to pay a premium to the next due date, no premium will be paid and the Policy will lapse.

 5E-10-06                             9

                   6. NONPAYMENT OF PREMIUMS

LAPSE OF POLICY    Any premium that is not paid by its due date is in default.
                   If it remains unpaid at the end of its Grace Period and is not paid automatically under the Automatic Premium Loan described in the Premiums and Grace Period Section, the Policy will lapse.

LAPSE OPTIONS      If the Policy lapses because a premium is not paid, any
                   Cash Surrender Value of the Policy will be used to continue the Policy in force either as Extended Term Insurance or Reduced Paid-Up Insurance as stated below. Any riders will lapse unless otherwise stated in the rider. Any Dividend
                   Accumulations, Paid-Up Additions and Policy Loan will terminate when the Cash Surrender Value is used for this purpose.

ELECTION OF LAPSE  The use of the Extended Term Insurance Option will be
OPTION automatic unless you elect the Reduced Paid-Up Insurance Option. You can make or change your election at any time in writing, but not later than 90 days after the due date of the premium in default.

                   Regardless of any election, if the Cash Surrender Value will provide an amount of Reduced Paid-Up Insurance equal to or greater than the amount of Extended Term Insurance, the Reduced Paid-Up Insurance Option will be used.

                   Regardless of any election, if the amount of Reduced Paid-Up Insurance that would be provided by the Cash Surrender Value would be less than $500, the Extended Term Insurance Option will be used.

EXTENDED TERM      Extended Term Insurance is life insurance for a limited
INSURANCE OPTION   term with no further premiums due. It has decreasing cash
                   value but no loan value. It does not share in dividends.
                   The amount of Extended Term Insurance is payable only if the Insured dies prior to the end of the term. At the end of the term, this Policy will be void.

                   Extended Term Insurance will be measured from the due date of the premium in default. We compute the length of Extended Term Insurance provided by using the Cash Surrender Value of the Policy to purchase a term insurance benefit. The amount of Extended Term Insurance will equal: the Face Amount of the Policy; plus the amount of any rider, if specified in the rider; plus the amount of any Paid-Up Additions; plus the amount of any Dividend Accumulations; and less any Policy Loan Balance on the due date of the premium in default. Any Loan or cash paid to you during the Grace Period will not be included in the Cash Surrender Value applied. The Table of Values shows samples of the length of the term that the Cash Value could provide.

REDUCED PAID-UP    (Available only if the amount of Reduced Paid-Up Insurance
INSURANCE OPTION   that would be provided by the Cash Surrender Value would be
                   $500 or greater.) Reduced Paid-Up Insurance is permanent life insurance with no further premiums due. It has increasing cash value and loan value and shares in dividends. The amount of Reduced Paid-Up Insurance is payable at the death of the Insured.

                   The amount of Reduced Paid-Up Insurance will be provided by using the Cash Surrender Value of the Policy as a net single premium at the age of the Insured on the due date of the premium in default. The Table of Values shows samples of the amount of Reduced Paid-Up Insurance which the Cash Value could provide.


 5E-10-06                             10

REINSTATEMENT      You may reinstate your lapsed Policy within three years
                   after the date of lapse, or later if we consent. The Policy cannot be reinstated if it has been surrendered. To reinstate, you must submit the following items:

                   1.  A written request for reinstatement.

                   2.  Proof satisfactory to us that the Insured is insurable.

                   3. Payment, while the Insured is living, of each unpaid premium, plus interest at the rate of 6% per year compounded yearly.

                   4. Payment or reinstatement of any Policy Loan Balance on the due date of the premium in default, plus interest from that date to the date of reinstatement of the Policy at the Fixed Loan Interest Rate per year compounded yearly.

                   The Insured must be alive on the date we approve the request for reinstatement. If the Insured is not alive, such approval is void.

                   Any Loan Value that would be available after reinstatement may be used toward the payment required to make reinstatement.

                   Policy Loans may have been made while the Policy was in force as Reduced Paid-Up Insurance. If the Loans are not repaid, they will continue in force after the Policy is reinstated.

                   Upon reinstatement the Policy will be credited with any additional dividends which would have been credited if the Policy had not lapsed. Any Paid-Up Additions and Dividend Accumulations at the time of lapse will also be reinstated.

                   Riders can be reinstated only as stated in the rider or with our consent.


 5E-10-06                             11

                   7. CASH VALUES

CASH VALUE         The Table of Values shows samples of the Cash Value of the
                   Policy at various dates. The Cash Values shown assume: that all premiums due have been paid; that no dividends or Paid-Up Additions have been credited to the Policy; and that there is no Policy Loan Balance. The Cash Value of the Policy is not increased by the Cash Value of any rider, unless stated in the rider.

                   The Cash Value of any Reduced Paid-Up Insurance (including Paid-Up Additions) or any Extended Term Insurance is equal to the net single premium which would be required to provide the insurance at the age of the Insured on the date of the valuation.

                   For 31 days after each policy anniversary, the Cash Value will not be less than on the anniversary.

CASH SURRENDER     The Cash Surrender Value of the Policy is equal to:
VALUE

                   1. The Cash Value of the Policy; plus

                   2. The Cash Value of any Paid-Up Additions purchased by policy dividends; plus

                   3. Any Dividend Accumulations; plus

                   4. The Cash Value of any rider attached to this Policy; less

                   5. Any Policy Loan Balance.

SURRENDER          You may surrender your Policy for its Cash Surrender Value during the lifetime of the Insured. We will determine the Cash Surrender Value as of the date we receive your request in a form acceptable to us at our Designated Office. You may elect in writing to apply all or part of the proceeds to a Payment Option. The portion of the Cash Surrender
                   Value not applied to a Payment Option will be paid to you in one sum or placed into an account that earns interest.
                   (See Payment Options provision.) Any part of a premium paid for coverage beyond the date you surrender the Policy will be refunded to you. The Policy will terminate on the date of surrender.

                   If you surrender the Policy within 31 days after the policy anniversary date, the Cash Surrender Value of your Policy will not be less than the Cash Surrender Value on that anniversary date, adjusted for any Loans or any Cash Value paid to you during the 31-day period.

                   We may defer payment of the Cash Surrender Value for up to six months. If we defer payment for 30 days or more, we will pay interest, if required by law, at a rate at least equal to the minimum required by the state governing this Policy.

BASIS OF           Cash values, reserves and net single premiums are based on
COMPUTATION        the mortality table and the Nonforfeiture Interest Rate as shown on the Table of Values page.

                   All values are at least equal to those required by any applicable law of the state that governs your Policy. We have filed a detailed statement of the method of calculating cash values and reserves with the insurance supervisory official of that state.


 5E-10-06                             12

FULLY PAID-UP      You can elect in writing to have this Policy changed to a
                   fully Paid-Up policy, with no further premiums due, when the cost of the Paid-Up Insurance for the Face Amount equals or is less than:

                   1.  The Cash Value of the Policy; plus

                   2.  The Cash Value of any riders attached to the Policy;
                       plus

                   3.  The Cash Value of dividend values; less

                   4. The cost to fully pay up any Accidental Death Benefit rider attached to the Policy; less

                   5. The cost to fully pay up any Guaranteed Survivor Income Benefit rider attached to the Policy.

                   The cost of Paid-Up Insurance means the net single premium for the Paid-Up Insurance at the age of the Insured on the date the Policy is changed to a fully Paid-Up policy. The Paid-Up Additions plus any dividend values will terminate to the extent their Cash Value is used for the net single premium. Any Policy Loan will continue in force. The following will terminate on the date of the change:

                   1. The right to make payments into: any Flexible Additional Insurance rider; any Option to Purchase Additional Insurance rider; or any Option for Variable Additional Benefits rider;

                   2. All riders, except for any Accidental Death Benefit rider, any Flexible Additional Insurance rider, any Option to Purchase Additional Insurance rider, any Option for Variable Additional Benefits rider, and any Guaranteed Survivor Income Benefit rider.

 5E-10-06                             13

                   8. LOANS

LOANS Unless your Policy is in force as Extended Term Insurance, you may borrow an amount not in excess of the Loan Value of your Policy upon written request. You may request that policy Loans be charged automatically against the Policy to pay premiums. (See Automatic Premium Loan provision.) After receipt of your Loan request, we have the right to defer your Loan for up to six months, except for a loan to pay premiums to us. Your Policy will be the sole security for such Loan.

                   The Loan Value on the date the Loan is made is:

                   1. The Cash Surrender Value at the end of the current year; less

                   2. Loan Interest to the next policy anniversary; less

                   3. Any unpaid premiums for that year.

FIXED LOAN         Loan Interest will be charged on Loans and will accrue
INTEREST           daily. Loan Interest will be computed using the Fixed Loan
                   Interest Rate shown on the Policy Specifications page. The
                   Loan Interest is due each year on the policy anniversary.

LOAN AND LOAN      You may repay your Policy Loan Balance in whole or in part
INTEREST           at any time before the death of the Insured while this
REPAYMENTS         Policy is in force. Unpaid Loan and Loan Interest will be
                   deducted from any settlement of your Policy.

                   Any loan repayment must be at least $50 unless you are paying the Policy Loan Balance in whole.

                   If there is an Excess Loan (see Definitions in This Policy Section), we will mail a notice to your last known address and that of any assignee of record. We will allow you a Grace Period for payment of the excess due. If the excess due remains unpaid at the end of the Grace Period, your Policy will lapse without value. The Grace Period will expire 31 days from the date the notice is sent.

                   If you do not pay the Loan Interest when it is due on a policy anniversary, we will add it to your existing Policy Loan.

POLICY LOAN        The Policy Loan on this Policy will affect the amount of
AFFECTS DIVIDENDS  dividends for the Policy. (See the Dividends Section.)


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                   9. DIVIDENDS

DIVIDENDS          The Policy will share in our divisible surplus. We will
                   determine the share, if any, for this Policy each year and credit it as a dividend. Each dividend for the Policy will be affected by the average daily Policy Loan Balance on the Policy. The Policy will not share in dividends while it is in force as Extended Term Insurance. (See the Extended Term
                   Insurance Option provision.) The dividend date will be the annual premium anniversary date each year.

DIVIDEND OPTIONS   You can elect to have dividends applied under any one of
                   the following Options:

                   1. Paid-Up Additions;

                   2. Dividend Accumulations;

                   3. Reduction of Premiums; or

                   4. Cash.

                   Under the Paid-Up Additions Option, each dividend will be used as a net single premium at the Insured's age on the dividend date to provide additional paid-up insurance. Paid-up insurance is permanent life insurance with no further premiums due. It has increasing cash values and loan values and shares in dividends. You may withdraw the cash value of your paid-up insurance at any time.

                   Under the Dividend Accumulations Option, we will hold the dividends at interest at the rate we set from time to time, but the interest rate will never be less than 3%. You can withdraw the Dividend Accumulations in cash at any time.

                   Under the Reduction of Premiums Option, each dividend will be applied toward the payment of premiums. Any excess will be used to buy Paid-Up Additions unless you elect otherwise. If the dividend is not sufficient to pay the entire premium, the difference will be payable by you.

                   Under the Cash Option, each dividend will be paid to you by check.

ELECTION OF        You may elect the Dividend Option on the Application or in
DIVIDEND OPTION    writing at a later date. You can change the Dividend Option from time to time by notice to us in writing at our Designated Office. A change in Dividend Option will be in effect on the policy anniversary following our receipt of your written request, in a form acceptable to us, to make the change. If no choice has been made, we will provide
                   Paid-Up Additions. If a dividend check has not been cashed within one year, a choice of Paid-Up Additions will be deemed to have been made.

DIVIDEND AT DEATH  A pro rata portion of the dividend, if any, for the year in which the Insured dies will be added to the Policy Proceeds.


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                   10. PAYMENT OF POLICY BENEFITS

PAYMENT Unless otherwise requested, we may pay the Policy Proceeds when the Insured dies to the Payee in one sum or by placing the amount in an account that earns interest. The Payee will have immediate access to all or any part of the account. We will pay interest on the proceeds from the date they become payable to the date of payment as stated above, if required by law.

                   On request, all or part of the proceeds payable in one sum at the death of the Insured can be applied to any Payment Option at the choice of the Payee. Further, with our consent, any Payee who is entitled to receive proceeds in one sum when a Payment Option ends, or at the death of a prior Payee, or when the proceeds are withdrawn, can choose to apply the proceeds to a Payment Option.

CHOICE OF PAYMENT  The choice of a Payment Option and the naming of the Payee
OPTIONS; OPTION    must be in written form satisfactory to us. You can make or
DATE               change or revoke the choice before the death of the
                   Insured. The Option Date is the effective date of the Payment Option, as chosen.

                   When a Payment Option starts, a contract will be issued by us or by an affiliate that will describe the terms of the Option.

PAYEE A Payee is a person, a corporation, a partnership, a fiduciary or any other legal entity entitled to receive the Policy Proceeds or surrender proceeds in one sum or under a Payment Option.

                   If the Payee is not a natural person, the choice of a Payment Option will be subject to our approval. A collateral assignment will modify a prior choice of a Payment Option. The amount due the assignee will be payable in one sum and the balance will be applied under the Payment Option.

LIFE INCOME        Guaranteed Life Income Options are based on the age of the
OPTIONS            Payee on the Option Date. We will require proof of age. The
                   Life Income payments will be based on the rates shown in the Life Income Tables; or, if they are greater, our Payment Option rates on the Option Date. If the rates at a given age are the same for different periods certain, the longest period certain will be deemed to have been chosen.

DEATH OF PAYEE     Amounts to be paid after the death of a Payee under a
                   Payment Option will be paid as due to the successor Payee.
                   If there is no successor Payee, amounts will be paid in one sum to the estate of the last Payee to die. If a Payee under a Life Income Option dies within 30 days after the Option Date, the amount applied to the Option, less any payments made, will be paid in one sum, unless a Payment
                   Option is chosen.

LIMITATIONS        If instalments under an Option would be less than $50,
                   proceeds can be applied to a Payment Option only with our consent.

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                   11. PAYMENT OPTIONS

SINGLE LIFE INCOME Monthly payments will be made during the lifetime of the
                   Payee.

SINGLE LIFE        Monthly payments will be made during the lifetime of the
INCOME - 10 YEAR   Payee with a guaranteed payment period of 10 years.
GUARANTEED
PAYMENT PERIOD

JOINT AND          Monthly payments will be made:
SURVIVOR LIFE
INCOME

                   1. While either of two Payees is living, called "Joint and Survivor Life Income", or

                   2. While either of two Payees is living, but for at least 10 years, called "Joint and Survivor Life Income, 10 Years Certain".

OTHER FREQUENCIES  Other Payment Options and payment frequencies may be
AND OPTIONS        arranged with us.

                   12. LIFE INCOME TABLES

MINIMUM PAYMENTS   Monthly payments for each $1,000 applied will not be less
UNDER PAYMENT      than the amounts shown in the following Tables. On request,
OPTIONS            we will provide additional information about amounts of
                   minimum payments.

                                                    10 YEAR GUARANTEED
                                       LIFE INCOME    PAYMENT PERIOD
                                      ------------- ------------------
                          Payee's Age  Male  Female  Male    Female
SINGLE LIFE INCOME        ----------- ------ ------ -----    ------
                              50      $ 2.83 $2.65  $2.82    $2.64
                              55        3.11  2.89   3.10     2.88
                              60        3.47  3.19   3.44     3.18
                              65        3.92  3.59   3.87     3.56
                              70        4.54  4.11   4.43     4.05
                              75        5.40  4.83   5.13     4.69
                              80        6.57  5.86   5.96     5.53
                              85        8.20  7.37   6.87     6.52
                           90 & over   10.48  9.62   7.72     7.52

                                                         JOINT AND SURVIVOR,
                                      JOINT AND SURVIVOR  10 YEARS CERTAIN
                                      ------------------ -------------------
                            Age of     One Male and One   One Male and One
JOINT AND SURVIVOR LIFE   Both Payees       Female             Female
INCOME                    ----------- ------------------ -------------------
                              50            $2.43               $2.43
                              55             2.63                2.63
                              60             2.87                2.87
                              65             3.17                3.17
                              70             3.58                3.57
                              75             4.12                4.11
                              80             4.87                4.82
                              85             5.94                5.76
                           90 & over         7.47                6.84


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                                  LIFE POLICY

                                 Participating

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